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11015268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/09 (MM/DD/YY) AND ENDING 11/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas C. Poss (212) 813-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Capital Corp., as of November 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSEANN PERRI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6232581
Qualified In New York County
My Commission Expires December 13, 2014

Roseann Perri
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS CAPITAL CORP.

Statement of Financial Condition

November 30, 2010

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2010

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aegis Capital Corp.

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 26, 2011

IGAF WORLDWIDE
An Association of Independent Firms

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2010

ASSETS	
Cash	$ 1,298,297
Receivables from clearing brokers	1,038,747
Receivables from parent company	517,001
Receivables from officers, directors, and employees	2,840,348
Securities owned:	
Marketable, at fair value	1,556,623
Prepaid expenses and other	72,139
Equipment, fixtures, and leasehold improvements - net of accumulated depreciation and amortization of $680,900	24,922
Deposits	45,000
	$ 7,393,077
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to brokers	$ 1,053,242
Securities sold, not yet purchased at fair value	2,037
Accounts payable, accrued expenses and other liabilities	110,645
	1,165,924
Subordinated borrowings	2,460,000
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	1,501,865
Retained earnings	2,265,188
	3,767,153
	$ 7,393,077

See notes to financial statements.

1 - Organization and Business

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, New Jersey, and Florida.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans, and other debt instruments.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820 ("ASC 820"), Fair Value Measurements and Disclosures.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

   Gains from riskless principal transactions are attributable to securities purchased and sold by the Company simultaneously on behalf of customers. When the Company receives an order from a customer to buy a security, it purchases the security for its own account and then sells to the security to the customer to satisfy the original order at a different price than the price at which the Company acquired the security. This transaction is riskless since the Company would not purchase the security without the customer order.

Continued

Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Corporation acts as a placement agent or an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable.

d. ***Depreciation and Amortization*** - Equipment, fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

e. ***Income Taxes*** - The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent. The Parent has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

On December 1, 2009, the Company adopted the FASB pronouncement ASC 740, Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The adoption of that guidance had no effect on the Company's financial position and results of operations.

The Company did not have any material unrecognized tax benefits as of November 30, 2010 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As November 30, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

f. ***Commissions*** - Commissions and related clearing expense are recorded on a trade-date basis as security transactions occur.

g. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At November 30, 2010, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The amount payable to Clearing Brokers at November 30, 2010 represents margin cost, clearing charges, and other fees.

The amounts receivable from and payable to the Clearing Brokers consist of the following:

	Receivable (Payable)
Clearing deposits	$ 514,887
Cash held in accounts at Clearing Brokers	496,167
Fees and commissions receivable	388,359
Payable to Clearing Brokers	(360,666)
Net receivable from Clearing Brokers	$ 1,038,747

Pursuant to the Clearing Agreements, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income. At November 30, 2010, a reserve of approximately $29,376 was established by the Clearing Brokers to cover such losses on certain accounts.

4 - Receivables From Parent Company

The Company has outstanding advances of $517,001 to its Parent at November 30, 2010 which are without interest and are payable on demand.

5 - Receivables From Officers, Directors, and Employees

As of November 30, 2010, the Company had outstanding advances to officers and directors of $1,590,715. Advances to officers and directors are payable on demand and bear interest at 4% per annum. At November 30, 2010, the aggregate amount of accrued interest was $427,593. Advances of $1,249,633 to employees outstanding as of November 30, 2010 are made on a short-term basis and do not bear interest.

6 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 1,556,623	$ 2,037

The Company has received warrants and options as part of its fee arrangements with its investment banking clients related to both marketable and not readily marketable securities which were the subject of placement offerings managed by the Company. The Company has determined that these warrants and options cannot be valued neither upon receipt nor as of November 30, 2010.

7 - Fair Value Measurements of Securities Owned

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the

transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** - Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- **Level 2** - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- **Level 3** - Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of November 30, 2010, securities owned by the Company consist of Level 1 hierarchy securities which consist of investments in shares of stock in various companies, at total fair value of $1,556,623. The stock is valued at the closing price reported on the active market on which the individual securities are traded.

8 - EQUIPMENT, FIXTURES, AND LEASEHOLD IMPROVEMENTS

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 466,662
Furniture and fixtures	132,506
Leasehold improvements	106,654
	705,822
Less: Accumulated depreciation and amortization	680,900
	$ 24,922

9 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at November 30, 2010 are as follows:

Subordinated notes payable to Ridge Clearing and Outsourcing Services, Inc. ("Ridge Clearing") - interest at 0% per annum - due October 15, 2015	$ 2,000,000
Subordinated notes payable to officers and directors - interest at 15% per annum - due June 30, 2011	100,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due August 30, 2014	125,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due June 1, 2014	35,000
Subordinated notes payable to officers and directors - interest at 10% per annum - due June 30, 2011	100,000
Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2014	100,000
	$ 2,460,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In May 2010, the Promissory Notes and Clearing Agreement with Ridge Clearing were amended. The amendment suspended payments of the interest under the subordinated notes payable. The amendment also specified that Ridge Clearing has agreed to forgive $400,000 of the loan for each year over the next five years, starting in fiscal 2011, provided the Company meets certain criteria. The Company must have a minimum net capital requirement of $500,000 in May 2010 and $1,000,000 by May 2011. Also, the Company must maintain a minimum collateral deposit of $200,000 at signing and $500,000 by May 2011.

For the year ended November 30, 2010, interest payable, in the amount of $52,200, on the notes payable to officers and directors maturing in June 2011, June 2014, August 2014 and December 2014 was waived.

10 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in New York City, from its Parent under an expense sharing agreement which is subject to change annually. The current expense sharing agreement requires the Company to pay a proportionate share of the annual rent and other charges.

As of November 30, 2010, based on the current expense sharing agreement and the lease held by the Parent, as tenant, which expires November 30, 2020, the Company will be required to pay net minimum future rental payments for the next five years and in the aggregate are:

November 30,	
2011	$ 272,713
2012	284,124
2013	290,170
2014	290,170
2015	302,260
Thereafter	1,571,752
Total	$ 3,011,189

The Company maintains cash balances at financial institutions. Cash in banks are insured up to $250,000 per institution by the Federal Deposit Insurance Corporation ("FDIC"). Bank balances, from time to time, may exceed federally insured limits. At November 30, 2010, the Company's uninsured cash balance totaled approximately $1,095,000.

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2010, the Company had net capital, as defined, of $1,183,490, which was $1,083,490 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.99 to 1.

12 - Off-Balance-Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.